UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free English Translation)

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company

CNPJ/MF: 90.400.888/0001-42

NIRE: 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”) informs that, on the date hereof, one hundred and seventy four thousand and eight hundred and forty seven (174,847) depositary share certificates (“Units”), held by Santander Brasil in treasury, shall be used for payment of officers, management-level employees and other employees of the Company and of other companies under its control, pursuant to the National Monetary Council’s Resolution No. 3921, of November 25, 2010, under the terms of the Long Term Incentive Plan approved by the Company’s Extraordinary General Meeting dated February 3, 2010 (“Plan”) and of the consultation presented to the Securities Commission as per Proceeding No. RJ2011/14462.

The Units that shall be granted as payment for the purposes of the Plan were acquired by Santander Brasil under the Buyback Program of Units issued by the Company, approved by the Board of Directors of Santander Brasil on August 24, 2011 and described in the Material Fact disclosed by the Company also on the date thereof.

São Paulo, July 16, 2012.

Banco Santander (Brasil) S.A.

Carlos Alberto Lopez Galan

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 16, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer